WORLD ENERGY SOLUTIONS, INC.
44 Main Street
Worcester, MA 01608
April 27, 2010
VIA EDGAR
William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C, 20549

Re:	World Energy Solutions, Inc. Item 4.01 Form 8-K Filed April 20, 2010 File No. 1-34289
Dear Mr. Thompson:
On behalf of World Energy Solutions, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated April 22, 2010. The following repeats your comments with the Company’s response:
Item 4.01 8-K Filed April 20, 2010
1. Question — Please disclose the actual date that UHY LLP declined to stand for reappointment as opposed to the effective date. Similarly, please also disclose the date that your audit committee engaged Marcum LLP as opposed to the effective date.
Response — The Company amended its filing to disclose that UHY declined to stand for re-election on April 16, 2010. The Company amended its filing to disclose that the Company, through its audit committee, engaged Marcum LLP to serve as the Company’s independent registered public accounting firm on April 16, 2010.
2. Question — Please revise the fifth paragraph to state that Marcum LLP was engaged, as opposed to appointed. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.
Response —The Company amended its filing to state that Marcum LLP was “engaged” rather than “appointed”.

3. Question — Please file an updated letter from UHY LLP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.
Response — The Company’s amended filing includes an updated letter from UHY LLP as an exhibit in response to the Staff’s comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.
In furtherance of your request, the undersigned hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting. Please feel free to call or contact us with any additional comments or questions.

Very truly yours, WORLD ENERGY SOLUTIONS, INC.
By:	/s/ James Parslow
James Parslow
Chief Financial Officer